Exhibit (a)(5)(i)

Washington Federal, Inc. Commences a Modified Dutch Auction Tender Offer to Repurchase up to $290 Million of its Common Stock

SEATTLE, WASHINGTON (February 9, 2021) — Washington Federal, Inc. (NASDAQ: WAFD) (“Washington Federal” or the “Company”) announced today that it has commenced a modified “Dutch auction” tender offer (the “Tender Offer”) to purchase for cash up to $290 million of its common stock (the “Common Stock”) at a price per share not less than $26.50 and not greater than $31.00, less any applicable withholding taxes and without interest, using proceeds from the Company’s recent depositary shares offering, which closed on February 8, 2021. The maximum purchase price of $31.00 represents an 11.75% premium over the 5-trading day Volume Weighted Average Price (VWAP). On February 8, 2021, the closing price of the Common Stock was $28.93 per share. The Tender Offer will expire at 12:00 midnight, New York City time, at the end of the day on March 9, 2021, unless extended or terminated.

If the Tender Offer is fully subscribed, the Company will purchase between 9,354,838 shares and 10,943,396 shares, or between 12.3% and 14.4%, respectively, of the Company’s outstanding Common Stock. Any shares tendered may be withdrawn prior to expiration of the Tender Offer. Stockholders that do not wish to participate in the Tender Offer do not need to take any action. None of our directors or executive officers will tender any of their shares in the Tender Offer.

A modified “Dutch auction” tender offer allows stockholders to indicate how many shares of Common Stock and at what price within the range described above they wish to tender their shares. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per-share price that will enable it to acquire up to $290.0 million of Common Stock. All shares accepted in the Tender Offer will be purchased at the same price even if tendered at a lower price.

To tender shares of Common Stock, stockholders must follow the instructions described in the “Offer to Purchase” and the “Letter of Transmittal” that the Company is filing with the U.S. Securities and Exchange Commission (the “SEC”). These documents contain important information about the terms and conditions of the Tender Offer.

The Tender Offer will not be contingent upon any minimum number of shares being tendered or any financing conditions. The Tender Offer will, however, be subject to other conditions, which will be disclosed in the Offer to Purchase. The Company’s Board of Directors (the “Board”) believes that a modified “Dutch auction” tender offer is an efficient mechanism that will provide all stockholders with the opportunity to tender all or a portion of their shares.

The Board has authorized the Tender Offer. However, none of the Company, the Board, the dealer manager, the information agent, the depositary or any of their respective affiliates are making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the Tender Offer or as to the price at which stockholders may choose to tender their shares. No person is authorized to make any such recommendation. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the Tender Offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

Goldman Sachs & Co. LLC is acting as dealer manager for the Tender Offer. The information agent for the Tender Offer is D.F. King & Co. Inc., and the depositary is American Stock Transfer & Trust Company, LLC. The Offer to Purchase, the Letter of Transmittal and related documents will be mailed to registered holders. Beneficial holders will receive the Offer to Purchase and a communication from their bank, broker or custodian. For questions and information, please call the information agent toll-free at (800) 207-3159.

Certain Information Regarding the Tender Offer

The information in this press release describing the Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Common Stock in the Tender Offer. The Tender Offer is being made only pursuant to the Offer to Purchase and the related materials that the Company is filing with the SEC, and will distribute to its stockholders, as they may be amended or supplemented. Stockholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the Tender Offer. Stockholders of the Company may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that the Company is filing with the SEC from the SEC’s website at www.sec.gov. Stockholders also will be able to obtain a copy of these documents, without charge, from D.F. King & Co. Inc., the information agent for the Tender Offer, toll free at (866) 856-3065 or Goldman Sachs & Co. LLC toll free at (800) 323-5678. Stockholders are urged to carefully read all of these materials prior to making any decision with respect to the Tender Offer. Stockholders and investors who have questions or need assistance may call D.F. King & Co. Inc.

About Washington Federal

Washington Federal, Inc. (NASDAQ: WAFD) is the parent company of Washington Federal Bank, dba WaFd Bank (“WaFd Bank”), a national bank with business consisting primarily of accepting deposits from the general public and investing these funds in loans of various types, including first lien mortgages on single-family dwellings, construction loans, land acquisition and development loans, loans on multi-family, commercial real estate and other income producing properties, home equity loans and business loans. WaFd Bank also invests in certain United States government and agency obligations and other investments permitted by applicable laws and regulations. As of December 31, 2020, WaFd Bank has 234 branches located in Washington, Oregon, Idaho, Arizona, Utah, Nevada, New Mexico and Texas. Through WaFd Bank’s subsidiaries, Washington Federal is also engaged in insurance brokerage activities.

FORWARD-LOOKING STATEMENTS

The foregoing information should be read in conjunction with the financial statements, notes and other information contained in Washington Federal’s 2020 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. This press release contains statements about Washington Federal’s future that are not statements of historical fact. These statements are “forward looking statements” for purposes of applicable securities laws, and are based on current information and/or management’s good faith belief as to future events. The words “estimate,” “believe,” “expect,” “anticipate,” “project,” and similar expressions signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance. By their nature, forward-looking statements involve inherent risk and uncertainties, which change over time; and actual performance could differ materially from those anticipated by any forward-looking statements. In particular, any forward-looking statements are subject to risks and uncertainties related to the COVID-19 pandemic and the resulting governmental and societal responses. Washington Federal undertakes no obligation to update or revise any forward-looking statement.

Source: Washington Federal, Inc.

Contact:

Washington Federal, Inc.

425 Pike Street, Seattle, WA 98101

Brad Goode, SVP, Chief Marketing Officer

206-626-8178

brad.goode@wafd.com

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